
02044982


RECD S.E.C.
JUN 2 8 2002

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

Williams Ethanol Services, Inc.
Savings/Retirement Plan for Hourly Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

INDEX TO FINANCIAL STATEMENTS

ERNST & YOUNG

- Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

- Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Auditors

The Administrative Committee
Williams Ethanol Services, Inc.
Savings/Retirement Plan for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the Williams Ethanol Services, Inc. Savings/Retirement Plan for Hourly Employees as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP

June 27, 2002

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
Assets:		
Investments	$5,702,275	$6,010,249
Interest and dividends receivable	-	2,704
Participant contributions receivable	9,271	35,066
Employer contribution receivable	5,990	22,009
Total assets	5,717,536	6,070,028
Liabilities:		
Accounts payable	-	12,934
Net assets available for benefits	$5,717,536	$6,057,094

See accompanying notes.

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001

Contributions:	
Participant	$ 460,469
Employer	280,135
Rollover	971
Total contributions	741,575
Net investment income (loss):	
Dividends	136,233
Interest	30,128
Total dividends and interest income	166,361
Net depreciation in fair value of investments	(902,473)
Investment expense	(1,266)
Total net investment loss	(737,378)
Withdrawals	343,755
Decrease during the year	(339,558)
Net assets available for benefits at beginning of year	6,057,094
Net assets available for benefits at end of year	$5,717,536

See accompanying notes.

WILLIAMS ETHANOL SERVICES, INC.

SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1--Significant accounting policies and description of Plan

The information included below regarding the Williams Ethanol Services, Inc. Savings/Retirement Plan for Hourly Employees (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all hourly employees who (a) are covered by the provisions of the collective bargaining agreement between Williams Ethanol Services, Inc. (the "Company") and Paper, Allied-Industrial, Chemical Energy Workers International Union, Local 6-662, and (b) have completed four months of employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company is a subsidiary of The Williams Companies, Inc. ("Williams").

Prior to July 1, 2001, Wells Fargo Bank was the trustee and Merrill Lynch was the recordkeeper for the Plan. As of July 1, 2001, Fidelity Management Trust Company became the trustee and Fidelity Investments Institutional Operations Company, Inc. became the recordkeeper for the Plan.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from Plan participants. Company contributions are accrued in the period in which they become obligations of the Company. Each participant has an Employee Contribution Account, consisting of an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account, and an Employer Contribution Account.

Participants in the Plan may elect to contribute a portion of their earnings to the Plan as pretax or after-tax contributions. The participant may elect a contribution percentage from 2 percent through 16 percent of compensation as determined by the Table of Participant/Company Matching Contributions (the "Table") as established by the currently effective collective bargaining agreement.

The Company makes matching contributions to the Plan of up to six percent of compensation based upon options selected by the participant as defined in the Table. If option A is selected by the participant, the Company contributes an Employer Stock Matching Contribution of 100 percent of participant contributions which is fully invested in Williams' common stock by the participant. If option B is selected by the participant, the Company contributes

Note 1--Significant accounting policies and description of Plan (continued)

an Employer Cash Matching Contribution of 80 percent of participant contributions which is invested in investment options selected by the participant. All participant and employer contributions to the Plan are invested in individual investment fund options as directed by each participant.

Participants may elect investment of their Employee Contributions and Employer Cash Matching Contributions in a variety of mutual funds, a common collective trust, a self-directed fund or Williams common stock, provided they allocate their contribution in multiples of one percent. The Employer Stock Matching Contributions are invested in Williams common stock. Except for Employer Stock Matching Contributions, a participant may change his investment direction from time to time, subject to certain limitations. Upon reaching age 55 or upon termination of employment, a participant may redirect the investment of his Employer Stock Matching Contributions in which he is vested.

In addition, the Plan allows for discretionary employer contributions. No such discretionary contributions were made in 2001.

Directed share program

On October 1, 1999, in conjunction with the initial public offering of Williams Communications Group, Inc. ("WCG") common stock, eligible Plan participants were allowed to purchase shares of WCG common stock at the initial public offering price utilizing certain plan assets as defined. The shares purchased through this program may be subsequently sold but no additional shares may be purchased with either future contributions or conversion of other funds.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in Company contributions is based on years of continuous service. A participant is 100 percent vested after three years of credited service. In addition, a participant's account becomes fully vested by reason of his death, total and permanent disability, reaching age 65, retirement under a pension plan of the Company, permanent layoff or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Payment of benefits is made in Williams common stock, WCG common stock or cash at the participant's discretion.

Note 1--Significant accounting policies and description of Plan (continued)

Company contributions which are not vested at the time a participant withdraws from the Plan by reason of termination of employment, are forfeited by the participant and are used for certain items as specified in the Plan document including the reduction of future Company contributions.

In-service withdrawals

A participant may request an in-service withdrawal from the Plan of his Rollover Contribution Account, his After-Tax Account and, if he is at least 59½ years of age, his Pre-Tax Account. Withdrawals of monies that have been in a participant's After-Tax Account for less than two years will result in a six month suspension in the participant's contributions and the Company match. Hardship withdrawals from a participant's Pre-Tax Account may be made before age 59½ under conditions specified in the Plan document. Upon electing a hardship withdrawal, a participant is suspended from participation in the Plan for twelve months.

Participant loans

The Plan permits participants to obtain up to three loans from their account balances within specified limitations. Periodic principal and interest payments are reinvested in various investment options as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through weekly payroll deductions.

Investment valuation and income recognition

Investments in common stock are stated at fair market value based on closing market quotes. Shares of mutual funds are valued based on published market prices, which represent the net asset values of the shares held by the Plan at year-end. The fair value of the common collective trust is based on the fair value of the underlying investments as determined by the trustee of the fund. Participant loans are carried at their outstanding balances, which approximate fair value.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date.

WILLIAMS ETHANOL SERVICES, INC.

SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 1--Significant accounting policies and description of Plan (continued)

Risk and uncertainties

The Plan provides for various investments in common stocks, mutual funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Plan changes

In March 2001, the board of directors of Williams approved a tax-free spin-off of the Williams' communications business, WCG, to Williams' shareholders. Williams distributed 398.5 million shares, or approximately 95 percent of the WCG common stock held by Williams, to holders of record of Williams' common stock. Distribution of .822399 of a share of WCG common stock for each share of Williams common stock occurred on April 23, 2001. Subsequently, participants were able to direct the investment of the WCG shares received through the spin-off applicable to the Williams shares held in their account as a result of participant and employer contributions.

Other

Each participant has his/her own individual account, and contributions and investment earnings are recorded to individual participant accounts upon receipt. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his/her account balance.

Although it has not expressed any intent to do so, the Company has the right under the Plan provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, account balances of all participants become fully vested.

WILLIAMS ETHANOL SERVICES, INC.

SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 2--Investments

The following investments represent 5 percent or more of the Plan's net assets at December 31:

	2001	2000
Fidelity Managed Income Portfolio II	$1,815,215	$ -
Morley Capital Taft-Hartley Stable Value Fund	-	1,726,467
Fidelity Puritan Fund	616,644	516,881
Fidelity Magellan Fund	597,819	598,230
Putnam Voyager A Fund	303,749	373,354
The Williams Companies, Inc. common stock	1,414,725	1,891,999
Participant Loans	364,373	*

* Investment did not equal or exceed 5 percent of the Plan's net assets at December 31, 2000.

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$(512,551)
Common collective trust	55,396
Common stocks	(445,318)
	$(902,473)

At December 31, 2001, the Plan held Williams and WCG Common Stock valued at $1,414,725 and $98,164, respectively. As of June 2002, the Williams Common Stock has declined in value to approximately $5.75 at June 26, 2002. Additionally, on April 22, 2002, WCG filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. As of June 26, 2002, the WCG shares have declined in value to approximately $ 0.022.

WILLIAMS ETHANOL SERVICES, INC.

SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

Note 3--Tax status and federal income taxes

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 2000, stating that the Plan, as amended through June 30, 1999, is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter and the Company has submitted a request with the IRS for determination on the continued qualification of the Plan. The Administrative Committee believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

SUPPLEMENTAL SCHEDULE

Schedule 1

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

EIN: 73-1474168 PLAN: 001
Schedule H, Line 4i

Schedule of Assets (Held at end of year)
December 31, 2001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Fidelity Managed Income Portfolio II	1,815,215 shares of a fund investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities.		$1,815,215
	PIMCO Total Return Fund	1,022 shares of a fund investing in all types of bonds including U.S. government, corporate, mortgage, and foreign.		10,694
*	Fidelity Puritan Fund	34,898 shares of a fund investing primarily in stocks and other equity securities and to a lesser extent in bonds and other debt securities, both domestic and foreign.		616,644
	Vanguard Institutional Index Fund	1,677 shares of a fund investing in all 500 stocks in the S&P 500 Index in approximately the same proportion as they are represented in the Index.		175,902
	Vanguard Equity Income Fund	170 shares of a fund investing primarily in dividend paying equity securities. The fund may also invest up to 20% of its assets in bonds and money market securities.		3,866
*	Fidelity Contrafund	1,698 shares of a fund investing primarily in common stocks, both domestic and foreign.		72,618
*	Fidelity Magellan Fund	5,736 shares of a fund investing primarily in common stocks, both domestic and foreign.		597,819
	Putnam Voyager A Fund	17,558 shares of a fund investing primarily in common stocks of well-known, established companies, as well as in smaller, less known companies.		303,749
	T. Rowe Price Small-Cap Fund	60 shares of a fund investing primarily in stocks and equity-related securities of small companies.		1,509
*	Fidelity Diversified International Fund	3,141 shares of a fund investing in foreign securities primarily common stocks.		59,927
*	Fidelity Freedom Income Fund	997 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		10,902
*	Fidelity Freedom 2020 Fund	67 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		839
*	Fidelity Freedom 2030 Fund	2 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		19

*Party-in-interest
**Column not applicable for participant directed investments.

Schedule 1 (continued)

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES

EIN: 73-1474168 PLAN: 001
Schedule H, Line 4I

Schedule of Assets (Held at end of year)
December 31, 2001

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	The Williams Companies, Inc.	55,436 shares of common stock.		1,414,725
*	Williams Communications Group, Inc.	41,772 shares of common stock.		98,164
	Self-Directed Fund	A self-directed fund allowing participants to invest in publicly traded stocks, mutual funds and bonds at their discretion.		155,310
*	Participant Loans	Loans extended to participants at interest rates of 5.75% to 10.5%.		364,373
				$5,702,275

*Party-in-interest
**Column not applicable for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

WILLIAMS ETHANOL SERVICES, INC.
SAVINGS/RETIREMENT PLAN FOR HOURLY EMPLOYEES
(Name of Plan)

By 
Michael P. Johnson, Chairman,
Administrative Committee

Date: June 27, 2002

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-48945) pertaining to the Williams Ethanol Services, Inc. Savings/Retirement Plan for Hourly Employees of our report dated June 27, 2002, with respect to the financial statements and schedule of the Williams Ethanol Services, Inc. Savings/Retirement Plan for Hourly Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Tulsa, Oklahoma
June 27, 2002